UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NovoCure Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G6674U 108

(CUSIP Number)

December 31, 2015

(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G6674U 108	PAGE 1 OF 3

1.	NAMES OF REPORTING PERSONS Hansjoerg Wyss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,954,748
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 9,954,748
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,954,748
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 83,618,701 ordinary shares of the Company outstanding as of October 22, 2015.

SCHEDULE 13G

CUSIP No. G6674U 108	PAGE 2 OF 3

Item 1(a).	Name of Issuer:

NovoCure Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Le Masurier House

La Rue Le Masurier

St. Helier, Jersey JE2 4YE

Item 2(a).	Name of Person(s) Filing:

Hansjoerg Wyss

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

c/o Loreda, 138 Mt.

Auburn St.

Cambridge, MA 02138

Item 2(c).	Citizenship:

Hansjoerg Wyss is a citizen of Switzerland.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value

Item 2(e).	CUSIP Number:

G6674U 108

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

SCHEDULE 13G

CUSIP No. G6674U 108	PAGE 3 OF 3

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016	/s/ Hansjoerg Wyss
Hansjoerg Wyss